UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

This Amendment No. 1 to Report on Form 6-K (this “Report”) amends the Report on Form 6-K furnished by Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) on September 23, 2026 (the “Original 6-K”), which attached a copy of the Company’s amended bylaws (estatuto social) reflecting an increase in its share capital (the “Amended Bylaws”).

The Company is furnishing this Report solely to clarify that the Amended Bylaws, including the corresponding increase in share capital reflected therein, have been approved by the Company’s shareholders, on July 30, 2026, but have not yet taken effect. The Amended Bylaws, in the form filed with the Original 6-K, will become effective at a later date when certain corporate events are completed, following which the Company intends to update investors promptly. Except as set forth in this Report, the disclosure contained in the Original 6-K remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer